                                                                  EXHIBIT (g)(6)



                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                                                                  March 19, 1997

MEDIA CONTACT
-------------

Tom Nicholson
Sears, Roebuck and Co.
(847) 286-5231

        SEARS, ROEBUCK AND CO. ANNOUNCES MERGER OF SUBSIDIARY WITH AND
                              INTO MAXSERV, INC.

       Hoffman Estates, Illinois - Sears, Roebuck and Co. [NYSE: S] today announced that it has acquired all shares of common stock of MaxServ, Inc. [Nasdaq SmallCap: MXSV] not tendered and purchased pursuant to the terms and conditions of the Offer to Purchase, dated February 4, 1997, as amended and supplemented by the Supplement thereto, dated March 3, 1997, through the merger of its wholly owned subsidiary, Max Acquisition Delaware Inc., with and into MaxServ at a price of $7.75 per share. The merger became effective as of March 18, 1997. As a result of the merger, MaxServ is now a wholly owned subsidiary of Sears.

       Pursuant to the terms and conditions of the Offer to Purchase and the Supplement, each issued and outstanding MaxServ share held by shareholders of record immediately prior to the effective time of the merger (other than shares held in MaxServ's treasury or shares held by Sears affiliates) has been converted in the merger into the right to receive $7.75 in cash. Shares held in MaxServ's treasury and shares held by Sears affiliates have been canceled and cease to exist as a result of the merger. Holders of MaxServ shares who did not tender all such shares pursuant to the offer will receive information from MaxServ setting forth the procedures to be followed in order to either exercise appraisal rights or receive the merger consideration of $7.75 per share.

       Sears, Roebuck and Co. is a leading U.S. retailer of apparel, home and automotive products, and home services, with annual revenues of more than $38 billion. Sears has been a customer of MaxServ since 1983 and accounts for more than 93% of MaxServ's revenues. MaxServ provides information services for Sears customers and for the repair and servicing of appliances and electronics for Sears Home Services technicians.